Exhibit 99.2

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GALAPAGOS

Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Company Number: 0466.460.429

RLE Antwerp (division Mechelen)

Invitation to the Annual Shareholders’ Meeting to be held on 28 April 2021

The supervisory board of Galapagos NV (hereinafter the “Company” or “Galapagos”) has the honor to invite the shareholders, holders of subscription rights, the members of the supervisory board and statutory auditor of the Company to the annual shareholders’ meeting that will be held on Wednesday 28 April 2021 at 2:00 p.m. (Belgian time) at the registered office of the Company.

In light of the COVID-19 pandemic, it is currently envisaged that the measures imposed by the Belgian government to deal with this pandemic, such as the obligation to guarantee a distance of 1.5 meters between each person, may still be in effect as of Wednesday 28 April 2021, date of the Company’s annual shareholders’ meeting. These measures are in the interest of the health of individual securities holders, as well as of the employees of the Company and others who are responsible for organizing the shareholders’ meeting. It can also not be excluded that the Belgian government will again impose additional measures. We are monitoring the situation closely and will, if necessary, disclose additional relevant information and measures affecting the ordinary general meeting on the Galapagos website (https://www.glpg.com/shareholders-meetings). In light of this, the Company recommends that shareholders who wish to participate in the annual shareholders’ meeting exercise as much as practically possible the right to vote by letter or by proxy to the general counsel. Moreover, holders of securities of the Company are encouraged to exercise their right to ask questions related to the items on the agenda of the general shareholders’ meeting in writing. The modalities of the aforementioned ways to participate in the annual shareholders’ meeting are set out in this convening notice and in the relevant forms to vote by letter or by proxy.

Agenda and proposed resolutions

1.

Acknowledgement and discussion of the annual report of the supervisory board relating to the non- consolidated and consolidated annual accounts of the Company for the financial year ended on 31 December 2020, and of the report of the statutory auditor relating to the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2020.

2.

Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2020 and approval of the allocation of the annual result as proposed by the supervisory board.

Proposed resolution: The shareholders’ meeting resolves to approve the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2020, as well as the allocation of the annual result as proposed by the supervisory board.

3.	Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on 31 December 2020.

4.	Acknowledgement and discussion of the consolidated annual accounts of the Company for the financial year ended on 31 December 2020.

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5.	Acknowledgement and approval of the remuneration report.

Proposed resolution: The shareholders’ meeting resolves to approve the remuneration report.

6.

Release from liability to be granted to the members of the supervisory board, the members of the former board of directors and the statutory auditor for the performance of their duties in the course of the financial year ended on 31 December 2020.

Proposed resolution: The shareholders’ meeting resolves, by separate vote, to release each member of the supervisory board, each member of the former board of directors, and the statutory auditor from any liability arising from the performance of their duties during the last financial year.

7.

Acknowledgment of the remuneration of the statutory auditor for financial year ended on 31 December 2020. The supervisory board approved an additional fee of €475,000 in connection with the exceptional audit activities performed by the statutory auditor in light of the implementation of Systems, Applications, and Products in Data Processing (SAP) as a new enterprise resource management system.

8.	Re-appointment of the members of the supervisory board.

Proposed resolutions:

(i)

Upon the proposal of the supervisory board and in accordance with the advice of the Company’s nomination and remuneration committee, the shareholders’ meeting resolves to re-appoint Katrine Bosley (residing in Cambridge, United States) as independent member of the supervisory board of the Company, for a period of one year ending immediately after the annual shareholders’ meeting to be held in 2022 and to confirm her mandate as independent member of the supervisory board as she still meets the independence criteria set forth in article 7:106 juncto article 7:87 of the Belgian Companies and Associations Code and article 3.5 of the Belgian Corporate Governance Code 2020 and since Katrine Bosley has explicitly declared not to have any (and the supervisory board is not aware of any) connections with any company which would interfere with her independence. The mandate of Katrine Bosley is remunerated as provided for independent members of the supervisory board in the remuneration report included in the annual report of the supervisory board for the financial year ended on 31 December 2020.

(ii)

Upon the proposal of the supervisory board and in accordance with the advice of the Company’s nomination and remuneration committee, the shareholders’ meeting resolves to re-appoint Raj Parekh (residing in Oxford, United Kingdom) as member of the supervisory board of the Company, for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2025. The mandate of Raj Parekh is remunerated as provided for non-executive members of the supervisory board in the remuneration report included in the annual report of the supervisory board for the financial year ended on 31 December 2020.

Registration and admission formalities

In order to be admitted to the shareholders’ meeting, the holders of securities issued by the Company must comply with article 7:134 of the Belgian Companies and Associations Code and article 24 of the articles of association of the Company, and fulfill the formalities and make the notifications described below.

The holders of subscription rights issued by the Company can, in accordance with article 7:135 of the Belgian Companies and Associations Code only attend the shareholders’ meeting with a consultative vote.

In light of the COVID-19 pandemic, the Company recommends that shareholders who wish to participate in the annual shareholders’ meeting exercise as much as practically possible the right to vote by letter or by proxy to the general counsel.

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1	Holders of registered shares and subscription rights

The holders of registered shares and subscription rights are entitled to participate in, and in the case of shares to vote at, the shareholders’ meeting, provided that:

•

their shares or subscription rights are recorded in their name in the register of registered shares or subscription rights at midnight (24:00) (Belgian time) on 14 April 2021 (the “record date”), irrespective of the number of shares or subscription rights that they own on the date of the shareholders’ meeting; and

•

they notify the Company in writing of (i) their intention to participate in the shareholders’ meeting, and (ii) the number of securities for which they wish to participate in the shareholders’ meeting, by means of a signed form that must be received by the Company at the latest on 22 April 2021; a model of this form is available on the Company’s website under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com).

This notification must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium). In view of the COVID-19 pandemic, shareholders and holders of subscription rights are strongly encouraged to use e-mail for all correspondence relating to the shareholders’ meeting.

2	Holders of dematerialized shares

The holders of dematerialized shares are entitled to participate in, and to vote at, the shareholders’ meeting, provided that:

•

their shares are recorded in their name in the accounts of a recognized account holder or a settlement institution at midnight (24:00) (Belgian time) on 14 April 2021 (the “record date”), irrespective of the number of shares that they own on the date of the shareholders’ meeting; and

•

at the latest on 22 April 2021, they provide the Company with, or arrange for the Company to be provided with, a certificate (issued by a recognized account holder or the settlement institution) certifying the number of dematerialized shares recorded in the shareholder’s accounts on the record date in respect of which the shareholder has indicated his intention to participate in the shareholders’ meeting.

This certificate must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium). In view of the COVID-19 pandemic, shareholders and holders of subscription rights are strongly encouraged to use e-mail for all correspondence relating to the shareholders’ meeting.

Only persons who are a shareholder of the Company on the record date (14 April 2021) and who have indicated their intention to participate in the shareholders’ meeting as set out above will be entitled to participate in the shareholders’ meeting. The shares are not blocked as a result of the above-mentioned process. As a result, the shareholders are free to dispose of their shares after the record date.

Proxy

In accordance with article 25 of the articles of association of the Company, shareholders having complied with the registration and admission formalities set out above may be represented at the shareholders’ meeting by the general counsel as proxy holder, provided that the proxy contains specific voting instructions for each item on the agenda of the shareholders’ meeting.

Shareholders who so wish to be represented by proxy should use the proxy form (with voting instructions) made available on the Company’s website under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com).

The signed proxy form must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 22 April 2021. In view of the COVID-19 pandemic, shareholders and holders of subscription rights are strongly encouraged to use e-mail for all correspondence relating to the shareholders’ meeting.

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Remote voting

In accordance with article 7:146 of Belgian Companies and Associations Code and article 25 of the articles of association of the Company, shareholders are allowed to vote remotely, prior to the shareholders’ meeting, by letter, by means of a form available on the Company’s website under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com).

The signed form must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 22 April 2021. In view of the COVID-19 pandemic, shareholders and holders of subscription rights are strongly encouraged to use e-mail for all correspondence relating to the shareholders’ meeting.

Right to ask questions

In accordance with article 7:139 of the Belgian Companies and Associations Code and article 29 of the articles of association of the Company, all shareholders and holders of subscription rights are entitled, whether during the shareholders’ meeting or in writing before the meeting, to ask questions to the supervisory board members with respect to their report(s) or the agenda items and to the statutory auditor with respect to its report. In view of the COVID-19 pandemic, shareholders and holders of subscription rights are strongly encouraged to use e-mail for all correspondence relating to the shareholders’ meeting.

Questions asked in writing will only be answered if the relevant shareholder or holder of subscription rights has fulfilled the registration and vote formalities set out above and if the written question has been received by the Company at the latest on 22 April 2021.

Such written questions must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium). In view of the COVID-19 pandemic, shareholders and holders of subscription rights are strongly encouraged to use e-mail for all correspondence relating to the shareholders’ meeting.

Right to add agenda items

In accordance with article 7:130 of the Belgian Companies and Associations Code and article 23 of the articles of association of the Company, one or more shareholders, who together possess at least three per cent (3%) of the Company’s share capital, may request for items to be added to the agenda of the shareholders’ meeting and submit proposed resolutions in relation to existing agenda items or new items to be added to the agenda. Such requests, along with proof of ownership of the required participation, and, as the case may be, the text of the items to be dealt with and the related proposed resolutions, must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 6 April 2021. As the case may be, Galapagos shall publish the modified agenda at the latest on 13 April 2021.

Availability of documents

The documentation relating to this shareholders’ meeting or that must be made available pursuant to law, as well as the total number of shares and voting rights at the date of the convening notice, are available on the Company’s website under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com). Hard copies of these documents can be obtained at no cost by simple request via e-mail (shareholders@glpg.com), post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), or telephone (+32 15 342 900).

Please address any requests for more information to Galapagos’ Legal Department (+32 15 342 900). Correspondence can be sent to Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium (e-mail: shareholders@glpg.com). In view of the COVID-19 pandemic, shareholders and holders of subscription rights are strongly encouraged to use e-mail for all correspondence relating to the shareholders’ meeting.

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Miscellaneous

In order to facilitate an expedient registration, the participants are requested to be present at least fifteen minutes prior to the start of the shareholders’ meeting.

The natural persons who intend to attend the shareholders’ meeting in their capacity of owners of securities, proxy holders or representatives of a legal entity must be able to provide evidence of their identity in order to be granted access to the shareholders’ meeting. The representatives of legal entities must hand over the documents establishing their capacity as corporate representative or attorney-in-fact. These documents will be verified immediately before the start of the meeting.

In light of the COVID-19 pandemic, the Company recommends that shareholders who wish to participate in the annual shareholders’ meeting exercise as much as practically possible the right to vote by letter or by proxy to the general counsel, and make use of the possibility to ask questions in writing, thereby limiting in-person attendances as much as possible.

Data protection

The Company is responsible for the processing of personal data it receives from, or collects about, holders of securities issued by the Company and proxy holders in the context of general shareholders’ meeting. The processing of such data will be carried out for the purposes of the organization and conduct of the relevant general shareholders’ meeting, including the convening notices, registrations, attendance and voting, as well as for maintaining lists or registers of security holders, and the analysis of the investor and security holder base of the Company. The data include, amongst others, identification data, the number and nature of securities of a holder of securities issued by the Company, proxies and voting instructions. This data may also be transferred to third parties for the purposes of assistance or services to the Company in connection with the foregoing. The processing of such data will be carried out, mutatis mutandis, in accordance with the Company’s Privacy & Cookie Statement, available on the Company’s website (https://www.glpg.com/privacy-notice). The Company draws the attention of the holders of securities issued by the Company and proxy holders to the description of the rights they may have as data subjects, such as, among others, the right to access, the right to rectify and the right to object to processing, which are outlined in the section ‘Your rights’ of the aforementioned Privacy & Cookie Statement. All this does not affect the rules that apply in connection with the registration and participation to the general shareholders’ meeting. To exercise rights as a data subject and for all other information regarding the processing of personal data by or on behalf of the Company, the Company can be contacted by e-mail at dpo@glpg.com.

The supervisory board

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